Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation

File Number of Filer: 001-15185

Subject Company: TrustAtlantic Financial Corporation

File Number of Subject Company: 021-142398

December 29, 2014

Dear Fellow Shareholder:

On October 22, 2014 we announced that we had reached an agreement whereby TrustAtlantic Financial Corporation and its subsidiary, TrustAtlantic Bank (the “Bank”), would be acquired by First Horizon National Corporation (NYSE: FHN), headquartered in Memphis, Tennessee. As outlined at that time, the proposed transaction was structured such that TrustAtlantic shareholders could choose to receive 1.4240 shares of First Horizon common stock for each TrustAtlantic share, subject to potential adjustments as provided for in the merger agreement. Alternatively, TrustAtlantic shareholders could elect an equivalent amount of cash based on a formula contained in the merger agreement. The stock and cash election is subject to 75 percent of the overall transaction consideration being in stock and 25 percent in cash.

On November 6, 2014, four commercial banking officers in the Bank’s Raleigh headquarters office simultaneously resigned with the stated intent of starting a Raleigh commercial lending office for a competitor bank not currently operating in the market. A substantial portion of the Bank’s commercial loan accounts in the Raleigh-Cary market had been assigned to these four individuals to service the relationships. Additionally, two support staff employees subsequently resigned employment at the Bank to join the four commercial bankers.

First Horizon expressed to TrustAtlantic its belief that these departures constituted a Material Adverse Effect under the provisions of the merger agreement, because the departures could negatively impact the future results of TrustAtlantic and the resulting banking operations of First Horizon in this market after the acquisition. To address this concern, First Horizon proposed adjusting the exchange ratio. After extensive review and discussions and consultation with its advisors, the board of directors of TrustAtlantic Financial Corporation determined that it was still in the best interests of shareholders to proceed with the transaction. In order to do so, the parties agreed to amend the exchange ratio such that TrustAtlantic shareholders may choose to receive 1.3261 shares of First Horizon common stock for each TrustAtlantic share, or an equivalent amount in cash. The stock and cash election will remain subject to the overall transaction consideration being 75 percent stock and 25 percent cash.

Based on First Horizon’s closing price of $13.71 on December 26, 2014, the amended transaction would be valued at $18.18 per TrustAtlantic share.

With total assets of approximately $24 billion at September 30, First Horizon is the parent company of First Tennessee Bank, a financial institution with a rich, 150 year history of service to its customers and communities.

I encourage you to call me at 919.844.1699 or our Chief Financial Officer, Rick Edwards, at 919.277.8712 if you have any questions. We currently anticipate that the transaction will close during the first half of 2015.

Sincerely,

James A. Beck

President and Chief Executive Officer

Important other information

In connection with the proposed merger, First Horizon National Corporation will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of TrustAtlantic Financial Corporation and a prospectus of First Horizon and other relevant documents concerning the proposed merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Richard W. Edwards, TrustAtlantic Financial Corporation, 4801 Glenwood Ave., Suite 500, Raleigh, NC 27612; telephone 919. 277.8712. The Registration Statement and all other documents filed by First Horizon with the SEC also are and will be available free of charge at the SEC’s website (www.sec.gov).

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. First Horizon and TrustAtlantic Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding these persons and their interests in the merger will be included in the proxy statement/prospectus relating to the merger when it is filed with the SEC. Information concerning First Horizon’s directors and executive officers is also set forth in its proxy statements and annual reports on Form 10-K (including any amendments thereto), previously filed with the SEC.

Statements contained in this letter contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, management’s plans, objectives, expectations and intentions and other statements that are not based on historical facts.  Such statements are based on the beliefs and expectations of management as well as the assumptions made using information currently available to management.  Since these statements reflect the views of management concerning future events, these statements involve significant risks, uncertainties and assumptions.  These risks and uncertainties include among others, changes in market interest rates, and general and regional economic conditions, changes in government regulations, changes in accounting principles, and the quality or composition of the loan and investment portfolios and other factors that may be described in the Company’s financial statements or communications to investors.  Therefore, actual future results may differ significantly from results discussed in the forward-looking statements.

4801 Glenwood Avenue · Suite 500 · Raleigh, NC 27612